Exhibit B

KeySpan Plans
-------------

Employee Discount Stock Purchase Plan
-------------------------------------

The KeySpan Employee Discount Stock Purchase Plan (the "EDSPP") provides that eligible employees may purchase Common Stock of KeySpan each calendar month at 95% of the average of the high and low sales price (the "Purchase Price") for such shares on the last day of the month on which shares are traded on the New York Stock Exchange. Generally, all employees of KeySpan or its wholly-owned subsidiaries are eligible to participate in the EDSPP except (i) employees who have not been on the payroll for at least three months as of the beginning of a purchase period; (ii) employees who customarily are employed less than five months in any calendar year; (iii) part-time employees; (iv) Directors who are not also employees of KeySpan; and (v) employees of KeySpan's wholly-owned subsidiaries (or similar entities) which entities have not been approved by KeySpan as eligible to participate in the EDSPP.

Employees will be able to purchase shares either by a payroll deduction method or by making lump sum payments or both. In any one month purchase period, the total payments by an employee to purchase shares, including both payroll deductions and lump sum payments, cannot exceed 20% of their salary at the beginning of such period. Moreover, the fair market value of shares purchased by an employee under the EDSPP, during any calendar year, cannot exceed $25,000, nor may any employee purchase shares if the purchase would cause him/her to own 5% or more of the total combined voting power or value of all shares of common stock of KeySpan.

Employees may also sell any or all of their shares acquired under the EDSPP at a price based on the weighted average of all shares sold by the EDSPP Administrator during a given selling period, adjusted to exclude brokerage commissions.

The proceeds received by KeySpan from purchases under the EDSPP will be used for construction and other corporate purchases or for the purchase of shares on the open market on behalf of a participant. Shareholders of KeySpan have authorized the issuance of up to 750,000 shares of common stock under the EDSPP. To date, 581,258 shares of Common Stock have been issued under the EDSPP.

The Investor Program
--------------------

The Investor Program is an open enrollment and dividend reinvestment plan. The Plan is designed to provide individuals with a convenient and inexpensive way to purchase and sell shares of Common Stock of KeySpan and to reinvest all or a portion of their cash dividends in additional shares of Common Stock. The investors participating in the Plan (the "Participants") will be charged modest fees for certain services and transactions.

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

Participants in the Plan may

Begin participation by making an Initial Investment of at least $250 but not more than $150,000, the annual maximum investment. Persons not currently owning KeySpan Stock will be charged a one-time enrollment fee of $7.50.

Purchase additional shares of Common Stock automatically by reinvesting all or a portion of their cash dividends. Dividend payments not reinvested will be paid to Participants by check or will be deposited electronically upon written request.

Purchase additional shares of Common Stock by making Optional Cash Investments on a weekly basis by check or electronic transfer in amounts of at least $25 per investment but not more than $150,000 per year.

Deposit their Common Stock certificates with the Plan Administrator, as such term is defined below, for safekeeping free of charge.

Request the issuance of a certificate, or transfer to another Participant all or a portion of their Plan shares free of charge. Certificates will only be issued in whole share amounts. Sell Plan shares by providing written instructions to the Plan Administrator or by using the automated telephone sales feature.

Participants will be charged a sales fee of $5.00 for each transaction and a brokerage commission of $0.05 per share sold.

Beneficial owners of KeySpan Stock whose shares are registered in the names of brokers or bank nominees (i.e. held in "street name"), may participate only in the dividend reinvestment feature of the Plan by making arrangements with their brokers/banks to participate on such beneficial owner's behalf.

The Plan is authorized to issue up to 5,000,000 shares of the KeySpan's Common Stock for purchase under the Plan. To date, approximately 1.2 million shares have been issued under the Plan.

The Plan provides for the issuance of Common Stock directly from KeySpan either from shares held in KeySpan's treasury or as newly issued shares. The Plan also provides for the purchase of Common Stock on the open market by an agent independent of KeySpan. To the extent that shares of Common Stock are purchased directly from KeySpan, the net proceeds are expected to be used for general corporate purposes.




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


The Long-Term Performance Incentive Compensation Plan
-----------------------------------------------------

The KeySpan Long-Term Performance Incentive Compensation Plan (the "Plan") provides for granting key employees, directors, officers and consultants of four types of awards on a stand alone, combination or tandem basis, specifically, stock options, incentive stock options, restricted shares and performance stock awards. The Plan is administered by the Compensation and Nominating Committee (the"Committee") of the Board of Directors. Currently, the Plan provides that the total number of shares of Common Stock with respect to which awards may be granted under the Plan may not exceed 10,500,000 shares, and that the total number of shares of Common Stock with respect to which stock options (including incentive stock options) and performance stock awards may be granted in any one year to any individual participant may not exceed 750,000 shares (subject, in each case, to adjustment in the event of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, or other such change). As of the date hereof, approximately 2,500 persons are eligible to participate in the Plan. No payments or contributions are required to be made by the persons who participate in the Plan other than the payment of any purchase price upon the exercise of a stock option and any payment required by the Committee with respect to an award of restricted shares.

A stock option award grants the recipient the right to buy a specified number of shares of Common Stock at a fixed exercise price during a specified time, and subject to such other terms and conditions, all as the Committee may determine; provided that the exercise price of any stock option shall not be less than 100% of the fair market value of the Common Stock on the date of grant of the award.

A grant of restricted shares pursuant to the Plan is a transfer of shares of Common Stock, for such consideration and subject to such restrictions, if any, on transfer or other incidents of ownership, for such periods of time as the Committee may determine. The certificates representing the restricted shares shall be held by KeySpan as escrow agent until the end of the applicable period of restriction, during which the shares may not be sold, assigned, transferred, pledged, exchanged, encumbered or disposed of. However, during the period of restriction, the recipient of restricted shares will be entitled to vote the restricted shares and to retain cash dividends paid thereon.

A performance stock award is a right granted to a participant to receive restricted shares that are not issued to the participant until after the satisfaction of the performance goals during a performance period. A performance stock award is earned by the participant over a time period determined by the Committee on the basis of performance goals established by the Committee at the time of grant. Performance goals established by the Committee may be based on one or more of the following criteria: earnings or earnings growth; earnings per share; return on equity, assets, capital employed or investment; revenues or revenue growth; gross profit; gross margin; operating profit; operating margin; operating cash flow; stock price appreciation and total

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

shareholder return. If the performance goals set by the Committee are not met, no restricted shares may be issued pursuant to the performance stock award.

In the event of a change of control of KeySpan, the following shall occur with respect to any and all awards outstanding: (i) automatic lapse of all restrictions and acceleration of any time periods relating to the exercise or vesting of stock options and restricted shares so that awards become immediately exercisable or vested; and automatic satisfaction of performance goals on a pro rata or other basis set forth in the award agreement with respect to the number of restricted shares issuable pursuant to a performance stock award so that such pro rata or other portion of such restricted shares becomes immediately vested and (ii) all awards become non-cancelable. Except as otherwise provided in the Plan, the Board may at any time terminate, and, from time to time, amend or modify the Plan. Any such action of the Board may be taken without the approval of KeySpan's shareholders, but only to the extent that such shareholder approval is not required by applicable law or regulation. Furthermore, no amendment, modification, or termination of the Plan shall adversely affect any awards already granted to a participant without his or her consent. No amendment or modification of the Plan may change any performance goal, or increase the benefits payable for the achievement of a performance goal, once established for a performance stock award.

To date, 7,863,798 options have been issued under the Plan.

Shareholder Rights Plan
-----------------------

KeySpan has entered into a Rights Agreement pursuant to which one preferred stock purchase right (a "Right") per share of Common Stock was distributed as a dividend to shareholders of record on the close of business on April 14, 1999. Each Right, when exercisable, will entitle the holder thereof to purchase one one-hundredth of a share of Series D Preferred Stock at a price of $95.00 per share. The Rights will be exercisable only if a person or a group acquires 20% or more of the outstanding shares of Common Stock or announces a tender offer following which it would hold 20% or more of such outstanding Common Stock. The Rights entitle the holders, other than the acquiring person, to purchase Common Stock having a market value of two times the exercise price of the Right. If, following the acquisition by a person or group of 20% or more of KeySpan's outstanding shares of Common Stock, KeySpan were acquired in a merger or other business combination, each Right would be exercisable for that number of the acquiring company's shares of common stock having a market value of two times the exercise price of the Right. Subject to the terms of the Rights Agreement, KeySpan may redeem the Rights at one cent per Right at any time until ten days following the occurrence of an event that causes the Rights to become exercisable for Common Stock. The Rights expire in ten years.

II.      Eastern Plans
         -------------

1982 and 1995 Stock Option Plans
--------------------------------

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


Pursuant to the Change in Control Agreements ("COC Agreements"), the options granted to the Executives under the 1982 and 1995 Stock Option Plans will accelerate and become immediately exercisable in connection with the merger between KeySpan and Eastern. Pursuant to the merger agreement, each option that is vested and exercisable on or before the merger may be exchanged for the difference between (a) the Merger Consideration and (b) the exercise price per share of such option. All options not cashed out will be assumed by KeySpan and become exercisable for shares of KeySpan common stock. Based on accelerated vesting and assuming each Executive elects to receive cash for all accelerated options.

1992 Restricted Stock Plan
--------------------------

Under the terms of the 1992 Restricted Stock Plan, participants may be granted shares of Eastern Common Stock which, prior to vesting, may not be transferred and are subject to forfeiture if employment with Eastern terminates. Pursuant to the COC Agreements, upon the merger between KeySpan and Eastern all outstanding shares of restricted stock awarded to the Executives will become free of the transfer and forfeiture provisions.

1996 Non-Employee Trustees' Stock Option Plan
---------------------------------------------

Under the terms of the 1996 Non-Employee Trustees' Stock Option all outstanding options under the plan will become exercisable 20 days prior to the closing of the merger between KeySpan and Eastern. Former officers and employees of Eastern or its subsidiaries are not eligible to participate in this plan. Pursuant to the merger agreement, each option that is exercisable on or before the merger may be exchanged for the difference between the Merger Consideration and the exercise price per share. Options not cashed out will be assumed by KeySpan and become exercisable for shares of KeySpan common stock.

Restricted Stock Plan for Non-Employee Trustees
-----------------------------------------------

Under the Restricted Stock Plan for Non-Employee Trustees (the "Trustee RS Plan"), provides that Trustees be awarded restricted shares that contain transfer restrictions and are subject to forfeiture in the case of a Trustee who resigns or declines to stand for re-election, except under certain circumstances, such as a Change in Control. Therefore, upon the merger between KeySpan and Eastern, all outstanding shares of restricted Common Stock held by Trustees will become free of the transfer restrictions and forfeiture provisions.

Common Stock Purchase Rights
----------------------------

Eastern has adopted a rights plan that is designed to protect shareholders from coercive or unfair tactics. To implement the plan, on July 22, 1998, the Eastern Board declared a dividend of one common stock purchase right for each outstanding share of Eastern common stock. The dividend was payable on February 18, 2000 to the shareholders of record on that date.

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


Under the plan, each outstanding share of Eastern common stock, whether issued before or after adoption of the plan, carries with it a right which permits its holder to purchase one share of Eastern common stock at a price of $160, subject to adjustment as described below. Unless otherwise determined by a majority of the Eastern Board then in office, the Eastern rights will separate from the underlying Eastern common stock and are exercisable only on the earliest to occur of:


          the 10th business day following the later of the date of a public announcement that a person, together with affiliates or associates of such person has acquired, or obtained the rights to acquire, beneficial ownership of 10% or more of the outstanding shares of Eastern common stock or the date on which an executive officer of Eastern had actual knowledge of such beneficial ownership; or

          the 10th business day following the commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 10% or more of the outstanding shares of Eastern common stock.

If one of these events occurs, Eastern will mail separate certificates evidencing the rights to holders of record for the Eastern common stock. Until one of these events occurs, the rights will transfer with the underlying shares of Eastern common stock whenever shares are sold or otherwise transferred. Any shares of Eastern common stock issued after adoption of the plan will contain a notation that the shares incorporate and are subject to the terms of the rights plan. In any event, the Eastern Board may delay the distribution of the certificates.

The Eastern rights will expire on June 22, 2008, or upon their earlier redemption.

Each Eastern right may also allow the holder to purchase shares of Eastern common stock, or shares of stock of any entity that has engaged in certain specified transactions with Eastern, at a discount upon the occurrence of certain events.

          If Eastern is acquired in a merger or other business combination transaction or 25% or more of its consolidated assets or earning power are sold, each holder of an Eastern right other than an acquiring person or disqualified transferee will have the right to receive the number of shares of common stock of the acquiring company that have a market value of two times the exercise price of the Eastern right.

          If any person or group of affiliated or associated persons other than Eastern or its affiliates has acquired or obtained the right to acquire the beneficial ownership of 10% or more of the outstanding Eastern common stock, each holder of an Eastern right other than an acquiring person or any disqualified transferee will have the right to receive the number of shares of Eastern common stock which have a market value of two times the exercise price of the Eastern right.

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

          The Eastern board may, at its option, at any time after any person has acquired or obtained the right to acquire beneficial ownership of 10% or more of the outstanding Eastern common stock, exchange all or part of the then outstanding and exercisable Eastern rights for shares of Eastern common stock at an exchange ratio of one share of Eastern common stock per Eastern right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of declaration of the Eastern rights. The Eastern board may not effect an exchange at any time after any person, together with all affiliates of such person, becomes the beneficial owner of 50% or more of the outstanding Eastern common stock.

          Purchase Price of Eastern Rights. The purchase price payable, and the number of whole or fractional shares of the Eastern common stock or other securities or property issuable, upon exercise of the Eastern rights are subject to adjustment from time to time to prevent dilution if any of the following occurs:

          a   stock   dividend   on,   or   a   subdivision,    combination   or
          reclassification, of Eastern common stock,

          the grant to  holders  of Eastern  common  stock of certain  rights or warrants to subscribe for shares of Eastern common stock or convertible securities at less than the current market price of Eastern common stock, or the distribution to holders of Eastern common stock of evidences of indebtedness or assets excluding cash dividends paid out of the earnings or retained earnings of Eastern or of subscription rights or warrants other than those referred to above.

          With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such price.

          Redemption of the Rights. At any time prior to the earlier of:

                    the 10th business day following the later of the date of a public announcement that a person, together with affiliates or associates of such person has acquired, or obtained the rights to acquire, beneficial ownership of 10% or more of the outstanding shares of Eastern common stock or the date on which an executive officer of Eastern had actual knowledge of such beneficial ownership; or

                    the 10th business day following the commencement of a tender offer of exchange offer that would result in any person or its affiliates and associates owning 10% or more of the outstanding shares of Eastern common stock; or

                    the close of business on July 22, 2008

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


Eastern, by a majority vote of the trustees then in office, may redeem the Eastern rights at a price of $.01 per Eastern right. Immediately upon the action of the Eastern board electing to redeem the Eastern rights, the right to exercise the Eastern rights will terminate and the only right of the holders of Eastern rights will be to receive the redemption price of $.01 per Eastern right. A holder of a right will have no rights as a shareholder of Eastern until a right is exercised, including, without limitation, the right to vote or to receive dividends.

          Amendment of Rights Agreement. Before the rights are distributed, the Eastern board may amend the rights agreement without the approval of the holders of the Eastern rights. After distribution of the rights, the rights agreement may be amended without the approval of the holders of the Eastern rights in order to cure any ambiguity, correct any defective or inconsistent provisions, make changes that do not adversely affect the interests of the holders of the Eastern rights, or change any time period for redemption or any other time period under the agreement.

EnergyNorth Plans
-----------------

EnergyNorth 1998 Stock Option Plan
----------------------------------

In November 1998, EnergyNorth adopted the EnergyNorth, Inc. 1998 Stock Option Plan (the "Plan") to provide for grants of options to officers, directors and key employees to purchase common stock of EnergyNorth. The maximum exercise period for any option is ten years.

Granted under the plan have been entirely incentive stock options with the exception of options granted to directors. The option price per share for options granted under the Plan was determined at 100% of the fair market value of the average closing price for the common stock as reported on the New York Stock Exchange, during the ten trading days immediately proceeding the date of the grant. All options that have been granted under the Plan became exercisable over a four year period beginning in 1999, except for options granted to the President and CEO, which become exercisable over five years. All options will become fully exercisable for a six-month period in connection with the Eastern-Energy-North merger.

Shareholder Rights Plans
------------------------

          EnergyNorth. On June 6, 1990, the EnergyNorth board declared a dividend distribution of one right for each outstanding share of EnergyNorth common stock. The distribution was payable on June 18, 1990 to the stockholders of record on that date.

         On June 6, 1990, the EnergyNorth board of directors declared a dividend of one right for each outstanding share of EnergyNorth common stock. These rights will not be exercisable until a person or group of affiliated or associated persons:

               acquires 10% or more of EnergyNorth's common stock, or


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

               announces an intention to make a tender offer for 20% or more of EnergyNorth's common stock.

          Unless these rights are redeemed by EnergyNorth or expire before one of these events occurs, after either of these events occurs, each right entitles its holder to acquire from EnergyNorth one share of EnergyNorth common stock for an exercise price of $48.

         In the event that:


               EnergyNorth is acquired in a merger or other business combination or 50% or more of its assets or earning power is transferred;

               any person or entity acquires 15% or more of the outstanding EnergyNorth common stock; or

               any person or entity that owns 15% or more of EnergyNorth common stock engages in a self-dealing transaction;

then each right entitles the holder to purchase at the exercise price the number of shares of common stock of EnergyNorth or the acquiring company equal to two times the value of the exercise price. Any rights held by a person that owns 10% or more of EnergyNorth's common stock or that has announced its intention to make a tender offer for 20% or more of EnergyNorth's common stock will be terminated following the occurrence of any such events.

         Before the expiration of the rights and except in certain instances, EnergyNorth may redeem all of the rights by paying $.01 per right. The rights do not entitle the holder to vote or receive dividends. The rights expire on June 18, 2000 unless extended or redeemed.

Key Employee Incentive Plan
---------------------------

          Each officer participates in EnergyNorth's Key Employee Performance and Equity Incentive Plan. The Plan is intended to compensate key employees based upon performance standards and objectives and to reward performance with share ownership in EnergyNorth. EnergyNorth seeks to align the interest of key employees with the interests of shareholders and utility customers. In 1999 the annual performance criteria which determined eligibility for awards under the plan were (1) earnings levels compared to forecast, (2) total shareholder return over a rolling three-year period compared to a peer group of comparable natural gas distribution companies, (3) operations and maintenance expenses per customer benchmarks compared to inflation, and (4) evaluation of individual performance. Success in meeting these goals determines the amount of annual incentive compensation an officer will receive. Targeted awards for the CEO under the program ranged up to 45% of the midpoint of the market interval, up to 32.5% for the executive vice president and up to 30% for other participating officers. Three-quarters of the Incentive Plan award is paid in cash and one-quarter is paid in the form of awards of Company Common Stock that are subject to forfeiture and restrictions on transferability for a period of three years. All forfeiture and restrictions on transferability with respect to shares granted under the Plan have been waived by the Board of Directors.



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